Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-183470-01 April 12, 2013

GSG

Data as of March 31, 2013

Trust Description

The investment objective of the iShares S&P GSCI® Commodity-Indexed Trust (the “Trust”) is to seek investment results, through the Trust’s investment in the iShares S&P GSCI® Commodity-Indexed Investing Pool (“Investing Pool”), that correspond generally to the performance of the S&P GSCI® Total Return Index (“the Index”) before payment of the Trust’s and the Investing Pool’s expenses and liabilities. The Index is intended to reflect the performance of a diversified group of commodities.

The iShares S&P GSCI Commodity-Indexed Trust is not a standard ETF. Please read the prospectus carefully before investing. Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act of 1940. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Trust Performance History As of March 31, 2013

	Quarter	1 Year	3 Year	5 Year	10 Years	Since Trust Inception
Trust	0.27%	-5.91%	1.70%	-10.53%	n/a	-5.75%
Index*	0.55%	-4.96%	3.04%	-9.74%	2.34%	-4.98%
Market Price Returns	0.37%	-5.49%	1.79%	-10.63%	n/a	-5.78%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. For current performance, please call 1-800-iShares (1-800-474-2737). Index returns are for illustrative purposes only and do not represent actual iShares Trust performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

*

The S&P GSCI® Total Return Index reflects the total returns that are potentially available through a rolling uncollateralized investment in the contracts comprising the S&P GSCI®, plus the hypothetical Treasury bill rate of return that could be earned if the futures positions were fully collateralized. The S&P GSCI® is a benchmark designed to reflect the performance of a production-weighted basket of physical commodities.

Top Ten Holdings of the Trust

Holdings are subject to change.

Trust Details

Ticker	GSG
Inception Date	07/10/06
Management Fee	0.75%
IOPV Ticker	GSG.IV

IOPV, or Indicative Optimized Portfolio Value, is a calculation disseminated by the stock exchange that approximates the value of the securities held in the portfolio every fifteen seconds throughout the trading day.

CUSIP	46428R107
Stock Exchange	NYSE Arca
Net Assets	$1.15 Billion
# of Holdings	5
Beta vs S&P 500	1.39

Beta is a measure of an investment’s volatility relative to the market or an asset class. A beta above 1 is more volatile than the market, while a beta below 1 is less volatile. For stocks, the market is usually taken to be the S&P 500 index. Beta is sometimes referred to as systematic risk.

The iShares® S&P GSCI® Commodity-Indexed Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares. com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The iShares® S&P GSCI® Commodity-Indexed Trust (the “Trust”) and the iShares® S&P GSCI® Commodity-Indexed Investing Pool (“Investing Pool”), in which the Trust invests all its assets, are each commodity pools as defined in the Commodity Exchange Act and the regulations of the Commodity Futures Trading Commission (“CFTC”). The Sponsor of the Trust is BlackRock Asset Management International Inc. (“BAMII”), a commodity pool operator (“CPO”) registered with the CFTC. BAMII is also the Manager and CPO of the Investing Pool. BlackRock Fund Advisors (“BFA”) serves as the commodity trading advisor of the Investing Pool and is registered under the Commodity Exchange Act. BlackRock Investments, LLC (“BRIL”), a broker-dealer and Financial Industry Regulatory Authority (“FINRA”) member, provides promotional support to the Trust. BlackRock Institutional Trust Company, N.A. (“BTC”), a national banking association, is the Trustee of the Trust. BAMII, BFA, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, “BlackRock”). Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds.

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index (“Index”), depends on the value of CERFs held by the Investing Pool, which are futures contracts on the S&P GSCI® Excess Return Index (“S&P GSCI-ER”), and will fluctuate based on the prices of commodity futures contracts reflected in the S&P GSCI-ER. Commodities markets have historically been extremely volatile. Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Investing Pool’s assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

The Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the iShares S &P GSCI® Commodity-Indexed Trust , which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares S &P GSCI® Commodity-Indexed Trust, carefully read the prospectus.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The Trust is not sponsored, endorsed, sold, or promoted by Standard & Poor’s or its affiliates. Neither Standard & Poor’s, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

©2013 BlackRock. All rights reserved. iSHARES and BLACKROCK are registered trademarks of BlackRock Inc., or its subsidiaries. All other marks are the property of their respective owners.

Not FDIC Insured • No bank guarantee • May lose value

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

iS-9654-0413 iS-GSG-F0213